Registration No. 33-55330



                      SECURITIES AND EXCHANGE  COMMISSION

                        WASHINGTON, D.C. 20549





                               FORM 11-K


                             ANNUAL REPORT


                   Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


            For the Plan Fiscal Year Ended January 31, 1997





                            SPORTMART, INC.

                        INCENTIVE SAVINGS PLAN






                            Sportmart, Inc.
                         1400 South Wolf Road
                               Suite 200
                       Wheeling, Illinois 60090

                       SPORTMART, INC. INCENTIVE SAVINGS PLAN
                        ANNUAL REPORT FORM 11-K
                      FOR THE FISCAL YEAR ENDED JANUARY 31, 1997

                           TABLE OF CONTENTS


Report Of Independent Accountants. . . . . . . . . . . . . . . . 2
Financial Statements
     Statements of Net Assets Available for Benefits . . . . .3-4 Statement of Changes in Net Assets Available for Benefits.. 5
     Notes to Financial Statements. . . . . . . . . . . . . . .6-11
Schedules
     Item 27a - Schedule of Assets Held for Investment Purposes..12 Other schedules are omitted because the information is contained in the financial statements or is not applicable to the Sportmart, Inc. Incentive Savings Plan
Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . .13
Exhibit
     23 Consent of Coopers & Lybrand, L.L.P. . . . . . . . . . . 14

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Sportmart, Inc.
Incentive Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Sportmart, Inc. Incentive Savings Plan (the "Plan") as of January 31, 1997 and 1996 and the related Statement of Changes in Net Assets Available for Benefits for the year ended January 31, 1997. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of January 31, 1997 and 1996, and the Changes in Net Assets Available for Benefits for the year ended January 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Item 27(a), Form 5500 - Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statements of Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits of each fund. The supplemental schedule and Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        COOPER & LYBRAND, L.L.P.


Chicago, Illinois
July 16, 1997

                        SPORTMART, INC. INCENTIVE SAVINGS PLAN
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                   JANUARY 31, 1997

                                                            AMERICAN     FIDELITY   SPORTMART   STOCK
                                              T-NOTE RATE   BALANCED     MAGELLAN    STOCK      CASH     PARTICIPANT
                                                 FUND       FUND           FUND       FUND     ACCOUNT     LOANS      TOTAL
ASSETS
  Cash and cash equivalents                                                                     $4,399              $   4,399

  Investments at contract value:
    Group annuity contract                     $851,101                                                               851,101
  Investments at fair market value:
    Mutual funds                                           $1,235,180   $2,168,035                                  3,403,215
    Sportmart common stock
    (cost of $279,690)                                                              $113,713                          113,713
    Participant loans                                                                                     $81,140      81,140

             Total investments                  851,101     1,235,180    2,168,035   113,713         0     81,140   4,449,169

   Receivables
     Employee                                    16,580        20,103       38,204               4,264                 79,151
     Employer                                     5,693         6,874       12,960               1,447                 26,974
     Loan repayment                                 346           894        1,761               3,524                  6,525

             Total receivables                   22,619        27,871       52,

        TOTAL ASSETS                            873,720     1,263,051    2,220,960   113,713    13,634     81,140   4,566,218

LIABILITIES
  Deferral refunds                                3,020         8,041       14,549                                     25,610

        TOTAL LIABILITIES                         3,020         8,041       14,549         0         0          0      25,610

NET ASSETS AVAILABLE FOR BENEFITS              $870,700    $1,255,010   $2,206,411  $113,713   $13,634    $81,140  $4,540,608

   The accompanying notes are an integral part of these financial statements.

                        SPORTMART, INC.  INCENTIVE SAVINGS PLAN
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                   JANUARY 31, 1996

                                                            AMERICAN     FIDELITY    SPORTMART    STOCK
                                             T-NOTE RATE    BALANCED     MAGELLAN     STOCK       CASH   PARTICIPANT
                                                 FUND        FUND          FUND       FUND       ACCOUNT     LOANS    TOTAL
ASSETS
  Cash and cash equivalents                                                                      $6,136               $ 6,136

  Investments at contract value:
    Group annuity contract                    $885,371                                                                885,371
  Investments at fair market value:
    Mutual funds                                            $1,120,926   $1,911,317                                 3,032,243
    Sportmart common stock
    (cost of $277,165)                                                               $114,950                         114,950
    Participant loans                                                                                    $150,480     150,480

             Total investments                 885,371       1,120,926    1,911,317   114,950         0   150,480   4,183,044

  Receivables
    Employee                                    15,882          17,407       30,309               9,615                73,213
    Employer                                     3,494           3,617        5,910               2,191                15,212
    Loan repayment                               1,232           1,783        2,271                 879                 6,165

             Total  receivables                 20,608          22,807       38,490         0    12,685         0      94,590

        TOTAL ASSETS                           905,979       1,143,733    1,949,807   114,950    18,821   150,480   4,283,770
LIABILITIES
  Deferral refunds                               5,175          15,634       31,032                                    51,841

        TOTAL LIABILITIES                        5,175          15,634       31,032         0         0         0      51,841

NET ASSETS AVAILABLE FOR BENEFITS             $900,804      $1,128,099   $1,918,775  $114,950   $18,821  $150,480  $4,231,929

   The accompanying notes are an integral part of these  financial statements.

                          SPORTMART, INC. INCENTIVE SAVINGS PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          FOR THE YEAR ENDED JANUARY 31, 1997

                                                            AMERICAN     FIDELITY   SPORTMART   STOCK
                                              T-NOTE RATE   BALANCED     MAGELLAN    STOCK      CASH     PARTICIPANT
                                                 FUND        FUND          FUND       FUND     ACCOUNT     LOANS      TOTAL
ADDITIONS:
  Contributions:
    Employee                                  $187,271      $233,069     $406,306              $44,904                $871,550
    Employer                                    44,123        51,523       87,9
    Employee rollover                           29,229        13,407       14,124    $ 2,106                            58,866
  Transfers between funds                          196        21,167       (3,141)    31,739   (32,021)   (17,940)           0
  Net gain from investments in group
    annuity contract                            26,825                                                                  26,825
  Net gain from investments in registered
    investment companies                                     126,908      218,856                                      345,764
  Net appreciation(depreciation) in market
    value of investments                                                             (35,082)                          (35,082)
  Interest income
        TOTAL ADDITIONS                        287,644       446,074      724,133     (1,237)   23,677     (9,751)   1,470,540

DEDUCTIONS:
  Distributions to participants                314,728       311,122      421,948               28,864     59,589    1,136,251
  Deferral refunds                               3,020         8,041       14,549                                       25,610

        TOTAL DEDUCTIONS                       317,748       319,163      436,497          0    28,864     59,589    1,161,861

NET INCREASE(DECREASE)                         (30,104)      126,911      287,636     (1,237)   (5,187)   (69,340)     308,679

NET ASSETS AVAILABLE FOR BENEFITS

        BEGINNING OF YEAR                      900,804     1,128,099    1,918,775    114,950    18,821    150,480    4,231,929

        END OF YEAR                           $870,700    $1,255,010   $2,206,411   $113,713   $13,634    $81,140   $4,540,608

   The accompanying notes are an integral part of these financial statements.

                        SPORTMART, INC. INCENTIVE SAVINGS PLAN
                           NOTES TO FINANCIAL STATEMENTS


        1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                    BASIS OF PRESENTATION

                    The financial statements of the Sportmart, Inc. Incentive Savings Plan (the "Plan") are presented on the accrual basis of accounting.

                    INVESTMENT VALUATION

                    The various Plan investment funds, except for the group annuity contract which is valued at contract value, are valued at the quoted market value on the last business day of the Plan's year. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrued basis.

                    Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

                    DEFERRAL REFUNDS

                    Included in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets
                    Available  for   Benefits   are  amounts  representing
                    employee contributions in excess of allowable contributions as determined by IRS requirements. These
                    amounts   represent  allowable  refunds  necessary  to
                    maintain compliance with IRS requirements. The deferral refunds are distributed to the participants as well as any applicable investment gain or loss in accordance with the requirements of IRC within 75 days following the end of the plan year.

                    USE OF ESTIMATES

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those of estimates.

          2.   PLAN DESCRIPTION

               The   following   provides   only   general   information.
               Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

                        SPORTMART, INC. INCENTIVE SAVINGS PLAN
                            NOTES TO FINANCIAL STATEMENTS

                    GENERAL

                    The Sportmart, Inc. Incentive Savings Plan, established February 1, 1987, is a defined contribution plan created to provide retirement benefits for employees of Sportmart, Inc. All eligible employees over age 21 who have completed one year of service and work over 1,000 hours, as defined by the Plan, are entitled to participate. Once employees are admitted into the Plan, they remain in the Plan until termination of employment. Employees become participants automatically on the next entry date following the satisfying of the above eligibility requirements.

                    CONTRIBUTIONS AND VESTING

                    Eligible employees may make contributions on a tax-deferred basis at a rate of 2% to 10% of compensation. These voluntary contributions may not exceed limitations imposed by the Internal Revenue Service. For the calendar year ended December 31, 1996, each participant's tax-deferred contributions are limited to $9,500. The Company is obligated to match one-third of the first 3% of each employee's compensation which is contributed to the Plan. Participant accounts are fully vested at all times.

                    If the Plan is terminated, participants or their beneficiaries are entitled to 100% of the value of their accounts in all funds.

                    PARTICIPANT ACCOUNTS

                    As of January 31, 1997, participants' accounts were invested in the following four funds (participants may allocate their contributions among these investment options in 10% increments; however, no more than 30% may be allocated to the Sportmart Stock Fund):

                         T-Note Rate Fund - This fund is an investment in a group annuity contract with an insurance company
                         for   which  the  interest  rate  is  determined
                         quarterly and is based on the five-year Treasury note yield less 1.45%.

                         American Balanced Fund - This fund is invested primarily in a mutual fund consisting of common stocks, preferred stocks, corporate bonds and government bonds.

                         Fidelity Magellan Fund - This fund is invested primarily in a mutual fund consisting of common
                         stocks,   convertible   securities   and   other
                         securities with similar characteristics.

                         Sportmart Stock Fund - This fund is invested in shares of the voting common stock and the Class A common stock ( non-voting) of Sportmart, Inc.

                         Stock Cash Account - This represents contributions which have not yet been invested in its Sportmart Stock Fund as of its Plan year end.

                    Net income or loss resulting from investment activity for each quarter is allocated to the participants' accounts based upon the beginning-of-the-quarter balance, less any distributions during the quarter. Participants may borrow funds from their contribution accounts, subject to a limit of the least of 50% of such participants' total account balance, 100% of such participant's before tax contribution account balance, or $50,000 reduced by the highest outstanding loan balance in twelve months immediately preceding the date of the loan. Interest, which is payable at the rate of prime plus one percent, is credited to the account of the participant. Repayment of the loan is required over a period not to exceed five years, unless the loan is used to acquire a principal residence, in which case the repayment is required over a period not to exceed ten years.

                    At January 31, 1997 and January 31, 1996, there were 976 and 906 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                   1997      1996
                    T-Note Rate Fund                607       594

                    American Balanced Fund          679       635

                    Fidelity Magellan Fund          774       715

                    Sportmart Stock Fund            321       356

                    There were 202 and 109 inactive participants in the Plan at January 31, 1997 and January 31, 1996, respectively. These inactive participants had account balances, but were not contributing to the Plan as of the respective Plan year end. The value of these inactive participant accounts for which withdrawal has not been requested, included in Net Assets Available For Benefits, was $562,886 as of January 31, 1997 and $106,996 as of January 31, 1996.

                    PAYMENT OF BENEFITS

                    Upon termination of service, a participant may elect to receive a lump sum distribution, equal to the value of the account, or annual installments, as selected by the participant with certain constraints, not to exceed fifteen years.

                    Amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid at January 31, 1997 and January 31, 1996 aggregate to $182,934 and $158,080, respectively. Although these amounts are not reported as a liability for financial statements prepared in conformity with
                    generally   accepted   accounting   principles,   the
                    Department of Labor requires that this amount be reported as a liability on Form 5500 as noted in the reconciliation below:

                    A reconciliation between the 1997 Form 5500 and the accompanying statement of net assets available for plan benefits is as follows:

                                                                      1997
                         Net assets available for plan
                         benefits (Form 5500)                     $4,357,674

                         Add:  Benefit claims payable                182,934

                         Net assets available for plan
                         benefits (financial statements)          $4,540,608

          3.   INVESTMENTS

               Funds are deposited with third party brokerage custodians, who are responsible for investing the funds according to participants' elections. All securities are registered in the name of the Plan. Mesirow Financial is currently the custodian of the Sportmart Stock Fund and Nationwide Insurance Company is custodian of the T-Note Fund, American Balanced Fund and the Fidelity Magellan Fund. Sportmart, Inc. incurred and paid indirect administration fees for the Plan during the year ended January 31, 1997.

               Investments that represented five percent or more of total assets on January 31, 1997 and January 31, 1996 were:

                                              1997           1996
                                             MARKET         MARKET
                                              VALUE          VALUE
               Group Annuity Contract
                   T-Note Rate Fund          $851,101       $885,371
               Mutual Funds
                   American Balanced Fund  $1,235,180     $1,120,926
                   Fidelity Magellan Fund  $2,168,035     $1,911,317
               Equity Securities
                   Sportmart Stock Fund      $113,713       $114,950

          4.   GROUP ANNUITY CONTRACT

               The T-Note Rate Fund is a guaranteed investment contract invested in group annuity contracts with an insurance company. The fund earns interest income based upon an interest rate equal to the 5 Year Treasury note yield, calculated at the beginning of each calendar quarter, less 1.45%.

               The average yield on assets as of January 31, 1997 was 4.47% and the return on assets for the year ended January 31,1997 was 4.61%. The group annuity contracts are valued at contract value which the insurance company believes approximates fair value as the contracts are revalued each calendar quarter based on Treasury notes and are guaranteed by a major financial institution.

               Certain employer initiated events (plan termination, mergers, etc.) are not eligible for book value disbursements and may cause liquidation of all or a portion of the fund at a market value adjustment.

          5.   TAX STATUS

               The Internal Revenue Service has determined and informed Sportmart, Inc. by a letter dated April 16, 1996, that the Plan dated February 1, 1987 is qualified under Internal Revenue code Section 401(a) and the trust established under the Plan is tax-exempt under Internal Revenue Code Section 501(a). The Plan trustees believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

               Participants will not be subject to income tax on Sportmart, Inc. matching contributions, before-tax contributions made on their behalf by Sportmart, Inc., or earnings credited to their accounts, until withdrawn or distributed.

          6.   CONCENTRATIONS OF RISK

               The Plan maintains cash balances at several banks in the United States. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Plan also maintains investment balances with financial organizations in Chicago, Illinois and Columbus, Ohio.

          7.   PLAN TERMINATION PRIORTIES

               The Company has not expressed any intent to terminate the Plan, however, it is free to do so, subject to the provisions set forth by ERISA. In the event of plan termination, the Trustees will distribute to each participant their accounts in a single lump sum cash payment. The Trustees shall exercise discretion in a nondiscriminatory manner regarding distributions upon termination.

          8.   RISKS AND UNCERTAINTIES

               The plan provides for various investment options in any combination of Sportmart stock, fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The T-Note Rate Fund invests in a group annuity contract with Nationwide Insurance Company. The underlying value of the contract is subject to the credit worthiness of the institution issuing the contract. Nationwide was rated AA+ by Standard and Poor's insurance rating services.

                        SPORTMART, INC. INCENTIVE SAVINGS PLAN
              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   JANUARY 31, 1997



                                         DESCRIPTION OF INVESTMENT,
          IDENTITY OF ISSUE,             INCLUDING MATURITY DATE, RATE
          BORROWER, LESSOR OR            OF INTEREST, COLLATERAL PAR
          SIMILAR PARTY                  OR MATURITY VALUE                          COST       MARKET VALUE
          Sportmart, Inc.**              Voting Common Stock; $.01 par  value -
                                         4,600 shares                               $49,755        $15,813

                                         Class A Common Stock, Non Voting;
                                         $.01 par value - 35,600  shares            229,935         97,900

          Nationwide Life Insurance      Group Annuity Contract with an
          Co. T-Note Rate Fund**         interest rate based on the five year
                                         Treasury Note yield                        851,101        851,101

          American Balanced Fund         Mutual Fund - 576,570 units              1,235,180*     1,235,180

          Fidelity Magellan Fund         Mutual Fund - 1,098,819 units            2,168,035*     2,168,035

          Participant Loans**            Loans bearing interest at rates ranging
                                         from 7% to 11%                                   0         81,140

          TOTAL INVESTMENTS                                                      $4,534,006     $4,449,169

        *  The custodian is unable to provide the cost of assets.
        ** Party at interest.

                                      SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Sportmart, Inc. Incentive Savings Plan



          7/30/97                  /S/ JOHN A. LOWENSTEIN
          Date                     John   A.  Lowenstein,  Trustee  of  the
                                   Sportmart, Inc. Incentive Savings Plan